AVGOLD LIMITED
56 Main Street, Johannesburg, 2001
PO Box 62379, Marshalltown, 2107, South Africa
Telephone: (011) 634 9111 Telefax: (011) 634 0038

82-4482

[redacted]

04012889

28 January 2004

04 FEB 17 AM 7:21

The Office of International Corporate Finance
Securities and Exchange Commission
450 Fifth Street NW
Mail Stop 3-2
Washington DC 20549
United States of America

SUPPL

Attention : Mr Elliot Staffin

Dear Sir

Unaudited results for the quarter and six months ended 31 December 2003

We enclose a copy of the ABRIDGED results which appeared in the press this mornig together with a copy of the report which will be posted to shareholders.

Yours sincerely
For and on behalf of
Avgold Limited

PROCESSED
FEB 19 2004
THOMSON FINANCIAL

S E Sather
Company Secretary

RDV/re
C:\Documents and Settings\rosael\My Documents\AVGOLD\Letters\Letter - Office of International Finance - Unaudited results for quarter and six months ended 31 December 2003.doc

www.avgold.co.za
(Registration Number 1990/007025/06)
(Incorporated in the Republic of South Africa)
Directors: R.P. Menell (Chairman), J.C. Steenkamp* (Managing), M. Arnold*, J.J. Geldenhuys, A.N. Lewis*, G.S. Potgieter*, A.J. Wilkens
Alternate Director: G. Briggs
*Executive Directors
Company Secretary: S.E. Sather

Unaudited Results

Avgold Limited
(Incorporated in the Republic of South Africa)
(Registration Number: 1990/007025/06
Share code AVG
ISIN ZAE 0000 12175
("Avgold" or "the Company")

FOR THE QUARTER AND HALF-YEAR ENDED 31 DECEMBER 2003

Avgold share price (cents)

	Quarter ended 31 December 2003	Half-year ended 31 December 2003
High:	1 090	1 090
Low:	890	751
Average:	984	935
Period end:	1 080	1 080

Source: Reuters

Avgold share price (cents)/JSE Gold Index
1 July 2003 to 31 December 2003



3000
2500
2000
1500
1000
500
1200
1100
1000
900
800
700
600
500
Jul-03
Jul-03
Aug-03
Sep-03
Oct-03
Nov-03
Dec-03
JSE Gold Index
Avgold Close

Gold Sold (Kg)



6 009*
5 986
Half-year ended 31 December 2002
Half-year ended 31 December 2003

Cash Costs (R/Kg)



57 951*
43 461
Half-year ended 31 December 2002
Half-year ended 31 December 2003

*Includes ETC

OVERVIEW

- **STRONG RAND AFFECTS QUARTERLY RESULTS**
  - **STRONG OPERATING CASH FLOW DESPITE THE RAND STRENGTH OF R67 MILLION (Q1FY 2004: R81 MILLION)**
  - **HEADLINE EARNINGS* DECREASE TO R8,2 MILLION (Q1FY 2004: R48,7 MILLION)**
- **NET DEBT ELIMINATED**
- **192 441 OUNCES OF GOLD PRODUCED DURING THE HALF-YEAR ENDED 31 DECEMBER 2003**
  - **TARGET GOLD PRODUCTION OBJECTIVES ACHIEVED**
- **CASH COSTS AVERAGE R43 461/KG FOR THE HALF-YEAR ENDED 31 DECEMBER 2003**
- **TARGET NORTH FEASIBILITY PROCEEDING UNDER JOINT AVGOLD AND HARMONY PROJECT TEAM**

*before unrealised non-hedge derivatives

SAFETY AND HEALTH

The lost day injury frequency rate per million man hours worked in the December 2003 quarter decreased to 4,61.

	Quarter ended		Half-year ended	
	31 December 2003	**30 September 2003**	31 December 2003	31 December 2002
ETC	n/a	n/a	n/a	8,16
TARGET	4,61	6,84	5,72	7,80
TOTAL	**4,61**	**6,84**	**5,72**	**7,97**

SALIENT FEATURES – SALES AND COSTS

		Quarter ended			Year ended
		Dec. 2003	Dec. 2002*	Sept. 2003	June 2003*
Avgold total:					
Revenue received	– Rand per kilogram	**70 108**	82 197	78 721	83 891
	– US$ per ounce	**323**	296	328	305
Average spot price	– Rand per kilogram	**85 028**	101 570	86 556	97 266
	– US$ per ounce	**390**	321	359	334
Cash cost	– Rand per kilogram	**46 084**	59 838	41 018	56 503
	– US$ per ounce	**211**	189	171	193
Total gold sales	– kilograms	**2 887**	2 934	3 099	11 899
	– ounces	**92 815**	94 332	99 626	382 561
Target:					
Cash cost	– Rand per kilogram	**46 084**	57 948	41 018	51 327
	– US$ per ounce	**211**	183	171	175
Total gold sales	– kilograms	**2 887**	2 150	3 099	9 155
	– ounces	**92 815**	69 140	99 626	294 339

* Comparative figures for the December 2002 quarter include ETC. The year ended 30 June 2003 figures include ETC to 15 June 2003.

OVERVIEW

This report contains the financial and operational results for the quarter and half-year ended 31 December 2003.

A significant unrealised charge to the income statement for the half-year ended 31 December 2003 of R184 million is recorded for non-hedge derivatives due to the strengthening of the rand.

When Target was commissioned the planned production level for the mine was 350 000 ounces of gold per annum, or 87 500 ounces of gold a quarter. In the last two quarters Target has exceeded the planned production levels and produced 192 441 ounces of gold during the half-year ended 31 December 2003.

AVGOLD AND TARGET – Quarter ended 31 December 2003

The sustained strength of the rand against the US dollar during the quarter significantly affected Avgold's financial performance: revenue decreased 17 per cent to R202,7 million (30 September 2003: R244,2 million) as Avgold's hedge book is fixed in US dollars. Headline earnings before unrealised non-hedge derivatives decreased to R8,2 million (R40,6 million). The average rand/US dollar exchange rate during the quarter was R6,79 compared to the previous quarter's R7,48. The average gold price achieved was lower at R70 108/kg (R78 721/kg).

Gold sold decreased to 2 887kg (3 099kg) as a result of the lower yield achieved during the quarter of 10,78g/t (11,38g/t), while cash costs increased to R46 084/kg (R41 018/kg) as a result of an inventory adjustment and lower production.

Capital expenditure was R34,2 million (R15,8 million).

PRODUCTION

Target continues to benefit from the redesign and rescheduling of the massive stopes. The mine is currently on track with the updated mining plan and commitment to the plan in the last two quarters has increased flexibility. Management remains committed to the critical path established to allow mining of the massive stopes and to destress the blocks to the north.

Plan showing narrow reef and massive mining along the critical path:


MOS 1&2
MOS 6&7
MINED OUT
Current destressed area
0
50m
100m
Narrow reef destressed area
Narrow reef mining since July 2003
Historical massive mining
Massive mining since July 2003
Narrow reef and massive mining since October 2003

AVGOLD – Half-year ended 31 December 2003

The comparative results for the half-year ended 31 December 2002 include ETC.

The sale of ETC combined with the lower average rand/ US dollar exchange rate of R7,13 (31 December 2002: R10,12) resulted in a decrease in revenue to R446,9 million (R502,4 million).

Gold sold decreased marginally to 5 986kg (6 009kg), while yield increased significantly to 11,08g/t (8,13g/t) as a result of higher gold grades being achieved at Target. Cash costs decreased 25 per cent to R43 461/kg (R57 951/kg) as a result of Target's lower cost mining methods.

The increase in operating profit to R51,8 million (R49,6 million), despite the lower revenue, reflects the efficiencies of the mechanised mining methods employed at Target.

During the period certain ETC properties (retained following the sale of ETC) were all sold for a consideration of R16,6 million, realising a surplus of R4,7 million. A taxation provision of R3,7 million has been made against this transaction.

TARGET – Half-year ended 31 December 2003

Target milled 540 088 tonnes of ore during the half-year compared to 576 410 tonnes during the previous half-year. Gold sold increased 32 per cent to 5 986kg (31 December 2002: 4 524kg) following the significant improvement in yield to 11,08g/t (7,85g/t). Cash costs decreased 19 per cent to R43 461/kg (R53 634/kg).

Capital expenditure increased marginally to R47,9 million (R46,5 million).

NORTHERN FREE STATE

Following the announcement on 13 November 2003 regarding Anglovaal Mining Limited's ("Avmin's") proposed sale of its stake in Avgold to Harmony Gold Mining Company Limited ("Harmony"), a joint team has been set up to refine plans for the exploitation of the Northern Free State resources.

HEDGING

As at 31 December 2003, Avgold's hedge book represented 72 per cent of forecast gold production to June 2006 and had a mark-to-market value of a negative R394 million. This was calculated at a gold price of US$414,82/oz and an exchange rate of US$1,00:ZAR6,65. This mark-to-market valuation is inclusive of a negative R286 million pertaining to the rand/US$ forward exchange contracts utilised to convert the rand gold hedges into dollar gold hedges. The fair value adjustment on these FEC's has been included in the income statement. The hedges are unmargined and Avgold is maintaining its policy of not using derivative instruments for speculative purposes.

Earnings are significantly distorted as a result and do not present an accurate economic picture of the Company's results during the reporting period.

Subsequent changes to exchange rates will result in adjustments to the income statement thereby creating further variability in earnings.

The net hedge book at 31 December 2003, is as follows:

Period ending			**June 2004**	**June 2005**	**June 2006**
Dollar forward sales contracts					
	Quantity sold	**kg**	4 571	9 137	4 403
		oz	146 962	293 762	141 545
		US$/oz	314	316	323

TRANSLATION INTO US DOLLARS

To assist international investors, a translation of convenience into United States dollars is provided for in the income statements, balance sheets and cash flow statements. These translations are based on average rates of exchange for income statement and cash flow statement items and those ruling at period end for the balance sheet items.

The following rand/US dollar exchange rates were used to prepare the financial results:

	Quarter ended			ended
	Dec. 2003	Dec. 2002	Sept. 2003	June 2003
Average rate for the period	**6,79**	9,85	7,48	9,12
Spot rate at end of period	**6,65**	8,65	7,00	7,51

BORROWINGS

Net borrowings reduced significantly during the quarter to R3 million (R46 million) following continuing positive cash flows from Target.

PROSPECTS

We remain confident about achieving our production objective of 350 000 oz for the year to 30 June 2004 and are committed to maintain the critical path and optimise the orebody extraction. We are fully focused on achieving cost efficiencies and will minimise our cash costs. Earnings will, however, continue to be affected by future fluctuations in the Rand/US$ exchange rate.

DIVIDEND POLICY

The dividend policy will be reviewed pending the outcome of the Harmony offer referred to below.

ACCOUNTING POLICIES

The accounting policies used are in accordance with South African Statements of Generally Accepted Accounting Practice and are consistent with those applied in the previous financial year.

SCHEME OF ARRANGEMENT

On 13 November 2003 an announcement was made wherein it was stated that Harmony proposes to acquire Avmin's 42 per cent shareholding in Avgold. Should the transaction be successfully concluded, Harmony will hold in excess of 35 per cent of the issued share capital of Avgold and will be required to extend a mandatory offer to other shareholders. The mandatory offer will be effected through a Scheme of Arrangement in terms of section 311 of the Companies Act, 1973.

The Avgold Board has appointed an independent committee made up of Messrs Nick Segal (Chairman), Oliver Baring, David Brink and Bernard van Rooyen to consider the proposed Harmony offer and make a recommendation to the Avgold Board.

Profiles of independent committee members:

Nick Segal (Chairman) – Mr Segal is the former director and dean of the UCT Graduate School of Business. He is also a director of Kumba Resources Limited. Mr Segal was President of the Chamber of Mines from 1996 – 1997. He served as an executive director on the Anglovaal Limited ("Anglovaal") Board between 1997 and 1998, prior to the unbundling of Anglovaal's industrial interests.

Oliver Baring – Mr Baring is the Group Executive Chairman of First Africa. Previously, he was head of UBS Warburg's International Mining Group and, prior to that, head of that group's mining equity sales team. Mr Baring joined Rowe & Pitman in 1970 and was a partner at the firm at the time of their merger with SG Warburg. Prior to this he worked with the Anglo American Group.

David Brink – Mr Brink is the non-executive chairman of Unitrans Limited, the former non-executive chairman of Murray & Roberts Holdings Limited and non-executive deputy chairman of ABSA Group Limited. In addition he is a director of Sappi Limited, Sanlam Limited, and BHP Billiton plc, BHP Billition Limited and co-chairman of the Business Trust.

Bernard van Rooyen – Mr van Rooyen is the deputy chairman of Trans Hex Group Limited. He is also a director of Mvelaphanda Resources Limited, Northam Platinum Limited and Gold Fields Limited.

On behalf of the Board of Directors

Chairman
R P Menell

Managing Director
J C Steenkamp

Directors: R P Menell (Chairman), J C Steenkamp+ (Managing), M Arnold+, J J Geldenhuys, A N Lewis+, G S Potgieter+, A J Wilkens

Alternate director: G Briggs

\+ Executive directors

Company secretary: S E Sather

Johannesburg
27 January 2004

INCOME STATEMENT – Rand thousand

	Unaudited Quarter ended			Unaudited Half-year ended		Audited Year ended
	Dec. 2003	Dec. 2002*	Sept. 2003	**Dec. 2003**	Dec. 2002*	June 2003*
Revenue	**202 717**	241 635	244 190	**446 907**	502 363	999 480
– gold revenue	**202 389**	241 170	243 933	**446 322**	501 708	998 217
– by-products	**328**	465	257	**585**	655	1 263
Costs and expenses	**193 839**	225 230	201 300	**395 139**	452 784	889 560
– gold operating	**132 486**	176 053	127 360	**259 846**	348 663	673 344
– amortisation	**58 768**	42 918	68 343	**127 111**	92 030	186 900
– administration and general	**2 585**	6 259	5 597	**8 182**	12 091	29 316
Operating profit	**8 878**	16 405	42 890	**51 768**	49 579	109 920
Investment income	**284**	3 469	572	**856**	6 582	12 987
Finance cost	**972**	14 991	2 902	**3 874**	29 128	57 946
Foreign exchange gain/(loss)	**–**	62 573	–	**–**	52 075	66 745
Unrealised non-hedge derivatives	**(59 785)**	–	(123 730)	**(183 515)**	–	(102 715)
Income/(loss) before exceptional item	**(51 595)**	67 456	(83 170)	**(134 765)**	79 108	28 991
Exceptional items	**–**	–	4 661	**4 661**	–	7 085
Income/(loss) before taxation	**(51 595)**	67 456	(78 509)	**(130 104)**	79 108	36 076
Taxation	**–**	–	3 750	**3 750**	–	9 207
Net earnings/(loss) for the period	**(51 595)**	67 456	(82 259)	**(133 854)**	79 108	26 869
Additional information						
Net earnings for the period excluding unrealised non-hedge derivatives	**8 190**	67 456	41 471	**49 661**	79 108	129 584
Headline earnings/(loss)	**(51 395)**	67 456	(83 170)	**(134 765)**	79 108	25 385
Headline earnings before unrealised non-hedge derivatives	**8 190**	67 456	40 560	**48 750**	79 108	128 100
Headline earnings/(loss) per share (cents)	**(8)**	10	(12)	**(20)**	12	4
Headline earnings per share before unrealised non-hedge derivatives (cents)	**1**	10	6	**7**	12	19
Earnings/(loss) per share (cents)	**(8)**	10	(12)	**(20)**	12	4
Weighted number of shares in issue (million)	**679**	674	677	**678**	674	674
Reconciliation of earnings and Headline earnings						
Net earnings/(loss) per income statement	**(51 595)**	67 456	(82 259)	**(133 854)**	79 108	26 869
Exceptional items: Profit on sale of ETC mine	**–**	–	(4 661)	**(4 661)**	–	(7 085)
Recoupments tax on sale of ETC mine	**–**	–	3 750	**3 750**	–	5 601
	(51 595)	67 456	(83 170)	**(134 765)**	79 108	25 385

BALANCE SHEET – Rand thousand

	Unaudited 31 December 2003	Audited 30 June 2003*
ASSETS		
Non-current assets	**2 480 241**	2 569 795
Property, plant and equipment	**2 454 841**	2 543 841
Investments	**25 400**	25 954
Current assets	**94 205**	84 382
Inventories	**46 280**	46 407
Trade and other receivables	**47 003**	37 214
Deposits and cash	**922**	761
Total assets	**2 574 446**	2 654 177
EQUITY AND LIABILITIES		
Capital and reserves		
Share capital	**6 801**	6 765
Share premium	**2 236 766**	2 219 900
Retained income/(accumulated loss)	**(90 027)**	43 827
Total shareholders' equity	**2 153 540**	2 270 492
Non-current liabilities	**324 770**	144 639
Non-hedge derivatives	**286 230**	102 715
Long-term provisions	**38 540**	41 924
Current liabilities	**96 136**	239 046
Trade and other payables	**92 549**	104 126
Short-term borrowings	**3 587**	134 920
Total equity and liabilities	**2 574 446**	2 654 177

* Comparative figures for December 2002 include ETC. The year ended 30 June 2003 figures include ETC to 15 June 2003.

CASH FLOW STATEMENT – Rand thousand

	Unaudited Half-year ended		Audited Year ended
	Dec. 2003	Dec. 2002*	June 2003*
Cash generated from/(utilised by) operations			
Operating profit	**51 768**	49 579	109 920
Non-cash items and adjustments			
Amortisation and depreciation	**127 111**	92 030	186 900
Provisions	**(2 908)**	(808)	(5 546)
Profit on sale of property, plant and equipment	**–**	–	(1 519)
	175 971	140 801	289 755
Net withdrawal from/(payments to) environmental trust fund	**–**	–	3 925
Investment income	**938**	6 582	12 987
Finance charges	**(3 874)**	(29 128)	(57 946)
	173 035	118 255	248 721
Cash provided by/(reinvested in) working capital			
Inventories	**127**	(10 740)	(18 351)
Trade and other payables	**(15 327)**	(34 457)	(30 390)
Trade and other receivables	**(9 789)**	1 043	13 578
Net cash generated from operating activities	**148 046**	74 101	213 558
Cash utilised in investment activities			
Property, plant and equipment acquired	**(50 050)**	58 584	(124 364)
Investments acquired	**(2)**	–	(483)
Property, plant and equipment sold	**16 598**	1 777	3 558
Proceeds on sale of ETC mine	**–**	–	251 817
	(33 454)	(56 807)	130 528
Cash provided by financing activities			
Net increase in shareholders' funding	**16 902**	7 910	13 551
Leased assets	**–**	(691)	(1 434)
Decrease in long-term loans	**–**	–	(376 189)
(Decrease)/increase in overdrafts and short-term borrowings	**(131 333)**	3 776	(76 224)
	(114 431)	10 995	(440 296)
Increase/(decrease) in cash balances	**161**	28 289	(96 210)
Cash and cash equivalents at beginning of period	**761**	108 810	108 810
Translation adjustment	**–**	(3 712)	(11 839)
Cash and cash equivalents at end of period	**922**	133 387	761

STATEMENT OF SHAREHOLDERS' EQUITY – Rand thousand

	Ordinary share capital and premium	Retained income/ (Accumulated loss)	Unaudited Half-year ended		Audited Year ended
			Dec. 2003	Dec. 2002*	June 2003*
Changes in shareholders' equity					
Balance at beginning of period	2 226 665	43 827	**2 270 492**	2 230 072	2 230 072
Share options exercised	16 932		16 932	7 936	13 584
Derivative instruments	(30)		(30)	–	–
Expenses written off against share premium	–		–	(26)	(33)
Transfer to equity reserves	–		–	(3 301)	
Net earnings/(loss) for the period	–	(133 854)	**(133 854)**	79 108	26 869
Balance at end of period	2 243 567	(90 027)	**2 153 540**	2 313 789	2 270 492

* Comparative figures for December 2002 include ETC. The year ended 30 June 2003 figures include ETC to 15 June 2003.

INCOME STATEMENT – US dollar thousand

	Unaudited Quarter ended			Unaudited Half-year ended		Audited Year ended
	Dec. 2003	Dec. 2002*	Sept. 2003	**Dec. 2003**	Dec. 2002*	June 2003*
Revenue	**29 855**	24 523	32 646	**62 680**	49 362	109 592
– gold revenue	**29 807**	24 476	32 612	**62 598**	49 567	109 454
– by-products	**48**	47	34	**82**	65	138
Costs and expenses	**28 548**	22 858	26 912	**55 420**	44 734	97 539
– gold operating	**19 512**	17 867	17 027	**36 444**	3 447	73 832
– amortisation	**8 655**	4 356	9 137	**17 828**	9 092	20 493
– administration and general	**381**	635	748	**1 148**	1 195	3 214
Operating profit	**1 307**	1 665	5 734	**7 260**	4 898	12 053
Investment income	**42**	352	76	**120**	650	1 424
Finance cost	**143**	1 521	388	**543**	2 878	6 354
Foreign exchange gain/(loss)	**–**	6 350	–	**–**	5 145	7 319
Unrealised non-hedge derivatives	**(8 805)**	–	(16 541)	**(25 738)**	–	(11 263)
Income/(loss) before exceptional item	**(7 599)**	6 846	(11 119)	**(18 901)**	7 815	3 179
Exceptional items	**–**	–	623	**623**	–	777
Income/(loss) before taxation	**(7 599)**	6 846	(10 496)	**(18 278)**	7 815	3 956
Taxation	**–**	–	535	**535**	–	1 010
Net earnings/(loss) for the period	**(7 599)**	6 846	(11 031)	**(18 813)**	7 815	2 946
Additional information						
Net earnings for the period excluding unrealised non-hedge derivatives	**1 206**	6 846	5 510	**6 925**	7 815	14 209
Headline/(loss) earnings	**(7 599)**	6 846	(11 654)	**(19 437)**	7 815	2 783
Headline earnings before unrealised non-hedge derivatives	**1 206**	6 846	4 887	**6 302**	7 815	14 046
Headline earnings/(loss) per share (cents)	**(1)**	1	(2)	**(3)**	1	–
Headline earnings per share before unrealised non-hedge derivatives (cents)	**–**	1	1	**1**	1	2
Earnings/(loss) per share (cents)	**(1)**	1	(2)	**(3)**	1	–
Weighted number of shares in issue (million)	**679**	674	677	**678**	674	674
Reconciliation of earnings and Headline earnings						
Net earnings/(loss) per income statement	**(7 599)**	6 846	(11 031)	**(18 813)**	7 815	2 946
Exceptional items: Profit on sale of ETC mine	**–**	–	(623)	**(623)**	–	(777)
Recoupment tax on sale of ETC mine	**–**	–	535	**535**	–	614
	(7 599)	6 846	(11 119)	**(18 901)**	7 815	2 783

BALANCE SHEET – US dollar thousand

	Unaudited 31 December 2003	Audited 30 June 2003*
ASSETS		
Non-current assets	**372 969**	342 183
Property, plant and equipment	**369 149**	338 727
Investments	**3 820**	3 456
Current assets	**14 166**	11 236
Inventories	**6 959**	6 180
Trade and other receivables	**7 068**	4 955
Deposits and cash	**139**	101
Total assets	**387 135**	353 419
EQUITY AND LIABILITIES		
Capital and reserves		
Share capital	**1 023**	901
Share premium	**339 546**	299 343
Retained income/(accumulated loss)	**(16 728)**	2 085
Total shareholders' equity	**323 841**	302 329
Non-current liabilities	**48 838**	19 259
Non-hedge derivatives	**43 042**	13 677
Long-term provisions	**5 796**	5 582
Current liabilities	**14 456**	31 831
Trade and other payables	**13 917**	13 865
Short-term borrowings	**539**	17 966
Total equity and liabilities	**387 135**	353 419

* Comparative figures for December 2002 include ETC. The year ended 30 June 2003 figures include ETC to 15 June 2003.

CASH FLOW STATEMENT – US dollar thousand

	Unaudited Half-year ended		Audited Year ended
	Dec. 2003	Dec. 2002*	June 2003*
Cash generated from/(utilised by) operations			
Operating profit	**7 260**	4 898	12 053
Non-cash items and adjustments:			
Amortisation and depreciation	**17 828**	9 092	20 493
Provisions	**(408)**	(79)	(608)
Profit on sale of property, plant and equipment	**–**	–	(167)
	24 680	13 911	31 771
Net withdrawals from/(payments to) environmental trust fund	**–**		430
Investment income	**120**	650	1 424
Finance charges	**(543)**	(2 878)	(6 354)
	24 257	11 683	27 271
Cash provided by/(reinvested in) working capital			
Inventories	**18**	(1 061)	(2 012)
Trade and other payables	**(2 150)**	(3 404)	(3 332)
Trade and other receivables	**(1 373)**	103	1 489
Net cash generated from operating activities	**20 752**	7 321	23 416
Cash utilised in investment activities			
Property, plant and equipment acquired	**(7 020)**	(5 788)	(13 636)
Investments acquired	**–**		(53)
Property, plant and equipment sold	**2 328**	176	390
Proceeds on sale of ETC mine	**–**	–	27 612
	(4 692)	(5 612)	14 313
Cash provided by financing activities			
Net increase in shareholders' funding	**2 371**	781	1 486
Leased assets	**–**	(68)	(157)
Decrease in long-term loans	**–**	–	(41 249)
(Decrease)/increase in overdrafts and short-term borrowings	**(18 420)**	373	(8 358)
	(16 049)	1 086	(48 278)
Increase/(decrease) in cash balances	**11**	2 795	(10 549)
Cash and cash equivalents at beginning of period	**101**	10 616	10 616
Translation adjustment	**27**	2 009	34
Cash and cash equivalents at end of period	**139**	15 420	101

STATEMENT OF SHAREHOLDERS' EQUITY – US dollar thousand

	Ordinary share capital and premium	Retained income/ (Accumulated loss)	Unaudited Half-year ended		Audited Year ended
			Dec. 2003	Dec. 2002*	June 2003*
Changes in shareholders' equity					
Balance at beginning of period	300 244	2 085	**302 329**	217 568	217 568
Share options exercised	2 375	–	**2 375**	784	1 489
Derivative instruments	(4)	–	**(4)**	–	–
Expenses written off against share premium	–	–	**–**	(3)	(4)
Transfer to equity reserves	–	–	**–**	7 815	–
Net earnings/(loss) for the period	–	(18 813)	**(18 813)**	(382)	2 946
Translation adjustment	37 954	–	**37 954**	41 708	80 330
Balance at end of period	340 569	(16 728)	**323 841**	267 490	302 329

* Comparative figures for December 2002 include ETC. The year ended 30 June 2003 figures include ETC to 15 June 2003.

OPERATING RESULTS

AVGOLD TOTAL

		Unaudited Quarter ended			Unaudited Half-year ended		Year ended
		Dec. 2003	Dec. 2002*	Sept. 2003	**Dec. 2003**	Dec. 2002*	June 2003*
Metric							
Ore milled	tonnes	**267 697**	376 623	272 391	**540 088**	739 158	1 388 764
Gold sold	kg	**2 887**	2 934	3 099	**5 986**	6 009	11 899
Yield	g/t	**10,78**	7,79	11,38	**11,08**	8,13	8,57
Cash cost	R/kg	**46 084**	59 838	41 018	**43 461**	57 951	56 503
Non-cash cost	R/kg	**20 946**	16 733	23 800	**22 424**	17 269	18 150
Total cost	R/kg	**67 030**	76 571	64 818	**65 885**	75 220	74 653
Capital expenditure	R000's	**34 255**	37 977	15 792	**50 047**	58 014	122 905
Imperial							
Ore milled	tons	**295 082**	415 152	300 257	**595 339**	814 774	1 530 835
Gold sold	oz	**92 815**	94 332	99 626	**192 441**	193 205	382 561
Yield	oz/t	**0,31**	0,23	0,33	**0,32**	0,24	0,25
Cash cost	US$/oz	**211**	189	171	**190**	178	193
Non-cash cost	US$/oz	**96**	53	99	**98**	53	62
Total cost	US$/oz	**307**	242	270	**288**	231	255
Capital expenditure	US$000's	**5 045**	3 854	2 111	**7 019**	5 732	13 476

TARGET TOTAL

		Dec. 2003	Dec. 2002*	Sept. 2003	**Dec. 2003**	Dec. 2002*	June 2003*
Metric							
Ore milled	tonnes	**267 697**	293 516	272 391	**540 088**	576 410	1 068 376
Gold sold	kg	**2 887**	2 150	3 099	**5 986**	4 524	9 155
Yield	g/t	**10,78**	7,33	11,38	**11,08**	7,85	8,57
Cash cost	R/kg	**46 084**	57 948	41 018	**43 461**	53 634	51 327
Non-cash cost	R/kg	**19 095**	17 064	22 237	**20 722**	17 603	17 900
Total cost	R/kg	**65 179**	75 012	63 255	**64 183**	71 237	69 227
Capital expenditure	R000's	**33 165**	30 849	14 735	**47 900**	46 515	100 539
Development results:							
Advanced	m	2 269	1 986	1 957	4 226	3 909	7 431
Reef development	m	1 324	1 744	1 142	2 466	2 889	5 308
Sampled	m	549	437	555	1 104	1 110	1 866
Channel width	cm	380	455	433	813	911	1 818
Channel value	g/t	5,69	8,33	4,33	4,96	7,15	6,76
	cm.g/t	2 162	3 790	1 874	4 036	6 517	12 298
Imperial							
Ore milled	tons	**295 082**	323 543	300 257	**595 339**	635 377	1 177 671
Gold sold	oz	**92 815**	69 140	99 626	**192 441**	145 439	294 339
Yield	oz/t	**0,31**	0,21	0,33	**0,32**	0,23	0,25
Cash cost	US$/oz	**211**	183	171	**190**	165	175
Non-cash cost	US$/oz	**88**	54	92	**90**	54	61
Total cost	US$/oz	**299**	237	263	**280**	219	236
Capital expenditure	US$000's	**4 884**	3 131	1 970	**6 718**	4 596	11 024

* Comparative figures for December 2002 include ETC. The year ended 30 June 2003 figures include ETC to 15 June 2003.

PRODUCTION COST RECONCILIATION

AVGOLD TOTAL – Rand thousand

		Unaudited Quarter ended			Unaudited Half-year ended		Year ended
		Dec. 2003	Dec. 2002*	Sept. 2003	**Dec. 2003**	Dec. 2002*	June 2003*
Gold operating costs per income statement		**132 486**	176 053	127 360	**259 846**	348 663	673 344
Profit on sale of assets		**881**	–	–	**881**	–	–
Less: Revenue from by-products		**(328)**	(465)	(257)	**(585)**	(655)	(1 263)
Cash costs		**133 039**	175 588	127 103	**260 142**	348 008	672 081
Add:							
– Amortisation and depreciation		**58 768**	42 918	68 343	**127 111**	92 030	186 900
– Administration and general		**2 585**	6 259	5 597	**8 182**	12 091	29 316
– Profit on sale of assets		**(881)**	–	–	**(881)**	–	–
Non-cash costs		**60 472**	49 177	73 940	**134 412**	104 121	216 216
Total cost		**193 511**	224 765	201 043	**394 554**	452 129	888 297
Gold sold	kg	**2 887**	2 934	3 099	**5 986**	6 009	11 899
Production cost:							
Cash cost	R/kg	**46 084**	59 838	41 018	**43 461**	57 951	56 503
Non-cash cost	R/kg	**20 946**	16 733	23 800	**22 424**	17 269	18 150
Total operating cost	R/kg	**67 030**	76 571	64 818	**65 885**	75 220	74 653
Gold price realised	R/kg	**70 108**	82 197	78 721	**74 566**	83 488	83 891

* Comparative figures for December 2002 include ETC. The year ended 30 June 2003 figures include ETC to 15 June 2003.

AVGOLD TOTAL – US dollar thousand

		Unaudited Quarter ended			Unaudited Half-year ended		Year ended
		Dec. 2003	Dec. 2002*	Sept. 2003	**Dec. 2003**	Dec. 2002*	June 2003*
Gold operating costs per income statement		**19 512**	17 867	17 027	**36 444**	34 447	73 832
Profit on sale of assets		**129**	–	–	**124**	–	–
Less: Revenue from by-products		**(48)**	(47)	(34)	**(82)**	(65)	(139)
Cash costs		**19 593**	17 820	16 992	**36 486**	34 382	73 693
Add:							
– Amortisation and depreciation		**8 655**	4 356	9 137	**17 828**	9 092	20 493
– Administration and general		**380**	635	748	**1 147**	1 195	3 215
– Profit on sale of assets		**(129)**	–	–	**(124)**	–	–
Non-cash costs		**8 906**	4 991	9 885	**18 851**	10 287	23 708
Total cost		**28 499**	22 811	26 877	**55 337**	44 669	97 401
Gold sold	oz	**92 815**	94 332	99 626	**192 442**	193 205	382 560
Production cost:							
Cash cost	US$/oz	**211**	189	171	**190**	178	193
Non-cash cost	US$/oz	**96**	53	99	**98**	53	62
Total operating cost	US$/oz	**307**	242	270	**288**	231	255
Gold price realised	US$/oz	**323**	296	328	**325**	299	305

* Comparative figures for December 2002 include ETC. The year ended 30 June 2003 figures include ETC to 15 June 2003.

CONTACT DETAILS

EBRAHIM TAKOLIA
Direct line: (+27 11) 634-0333
Fax: (+27 11) 634-0278
Mobile: 083 291 3384
e-mail: ebrahimt@avgold.co.za

AVGOLD LIMITED

www.avgold.co.za

motiv
Printed by Ince (Pty) Ltd

AVGOLD Unaudited Results

FOR THE QUARTER AND HALF-YEAR ENDED 31 DECEMBER 2003

OVERVIEW

- **STRONG RAND AFFECTS QUARTERLY RESULTS**
  - **STRONG OPERATING CASH FLOW DESPITE THE RAND STRENGTH OF R67 MILLION (Q1FY 2004: R81 MILLION)**
  - **HEADLINE EARNINGS* DECREASE TO R8,2 MILLION (Q1FY 2004: R48,7 MILLION)**
- **NET DEBT ELIMINATED**
- **192 441 OUNCES OF GOLD PRODUCED DURING THE HALF-YEAR ENDED 31 DECEMBER 2003**
  - **TARGET GOLD PRODUCTION OBJECTIVES ACHIEVED**
- **CASH COSTS AVERAGE R43 461/KG FOR THE HALF-YEAR ENDED 31 DECEMBER 2003**
- **TARGET NORTH FEASIBILITY PROCEEDING UNDER JOINT AVGOLD AND HARMONY PROJECT TEAM**

INCOME STATEMENT – Rand thousand

	Unaudited Quarter ended			Unaudited Half-year ended		Audited Year ended
	Dec. 2003	Dec. 2002*	Sept. 2003	Dec. 2003	Dec. 2002*	June 2003*
Revenue	202 917	241 635	244 190	446 907	502 363	999 480
– gold revenue	202 389	241 170	243 933	446 322	501 708	998 217
– by-products	528	465	257	585	655	1 263
Costs and expenses	193 839	225 230	201 300	395 139	452 784	889 560
– gold operating	132 486	176 053	127 360	259 846	348 663	673 344
– amortisation	58 768	42 918	68 343	127 111	92 030	186 900
– administration and general	2 585	6 259	5 597	8 182	12 091	29 316
Operating profit	8 878	16 405	42 890	51 768	49 579	109 920
Investment income	284	3 469	572	856	6 582	12 987
Finance cost	972	14 991	2 902	3 874	29 128	57 946
Foreign exchange gain/(loss)	–	62 573	–	–	52 075	66 745
Unrealised non-hedge derivatives	(59 785)	–	(123 730)	(183 515)	–	(102 715)
Income/(loss) before exceptional item	(51 595)	67 456	(83 170)	(134 765)	79 108	28 991
Exceptional items	–	–	4 661	4 661	–	7 085
Income/(loss) before taxation	(51 595)	67 456	(78 509)	(130 104)	79 108	36 076
Taxation	–	–	3 750	3 750	–	9 207
Net earnings/(loss) for the period	(51 595)	67 456	(82 259)	(133 854)	79 108	26 869
Additional information						
Net earnings for the period excluding unrealised non-hedge derivatives	8 190	67 456	41 471	49 661	79 108	129 584
Headline earnings/(loss)	(51 595)	67 456	(83 170)	(134 765)	79 108	25 385
Headline earnings before unrealised non-hedge derivatives	8 190	67 456	40 560	48 750	79 108	128 100
Headline earnings/(loss) per share (cents)	(8)	10	(12)	(20)	12	4
Headline earnings per share before unrealised non-hedge derivatives (cents)	1	10	6	7	12	19
Earnings/(loss) per share (cents)	(8)	10	(12)	(20)	12	4
Weighted number of shares in issue (million)	679	674	677	678	674	674
Reconciliation of earnings and Headline earnings						
Net earnings/(loss) per income statement	(51 595)	67 456	(82 259)	(133 854)	79 108	26 869
Exceptional items: Profit on sale of ETC mine	–	–	(4 661)	(4 661)	–	(7 085)
Recoupments tax on sale of ETC mine	–	–	3 750	3 750	–	5 601
	(51 595)	67 456	(83 170)	(134 765)	79 108	25 385

BALANCE SHEET – Rand thousand

	Unaudited 31 December 2003	Audited 30 June 2003*
ASSETS		
Non-current assets	2 480 241	2 569 795
Property, plant and equipment	2 454 841	2 543 841
Investments	25 400	25 954
Current assets	94 205	84 382
Inventories	46 280	46 407
Trade and other receivables	47 003	37 214
Deposits and cash	922	761
Total assets	2 574 446	2 654 177
EQUITY AND LIABILITIES		
Capital and reserves		
Share capital	6 801	6 745
Share premium	2 236 766	2 219 900
Retained income/(accumulated loss)	(90 027)	43 827
Total shareholders' equity	2 153 540	2 270 492
Non-current liabilities	324 770	144 639
Non-hedge derivatives	286 230	102 715
Long-term provisions	38 540	41 924
Current liabilities	96 136	239 046
Trade and other payables	92 549	104 126
Short-term borrowings	3 587	134 920
Total equity and liabilities	2 574 446	2 654 177

* Comparative figures for December 2002 include ETC. The year ended 30 June 2003 figures include ETC to 15 June 2003.

SALIENT FEATURES – SALES AND COSTS

		Quarter ended			Year ended
		Dec. 2003	Dec. 2002*	Sept. 2003	June 2003*
Avgold total:					
Revenue received	– Rand per kilogram	70 108	82 197	78 721	83 891
	– US$ per ounce	323	296	328	305
Average spot price	– Rand per kilogram	85 028	101 570	86 556	97 266
	– US$ per ounce	390	321	359	334
Cash cost	– Rand per kilogram	46 084	59 838	41 018	56 503
	– US$ per ounce	211	189	171	193
Total gold sales	– kilograms	2 887	2 934	3 099	11 899
	– ounces	92 815	94 332	99 626	382 561
Target:					
Cash cost	– Rand per kilogram	46 084	57 948	41 018	51 327
	– US$ per ounce	211	183	171	175
Total gold sales	– kilograms	2 887	2 150	3 099	9 155
	– ounces	92 815	69 140	99 626	294 339

* Comparative figures for December 2002 include ETC. The year ended 30 June 2003 figures include ETC to 15 June 2003.

CASH FLOW STATEMENT – Rand thousand

	Unaudited Half-year ended		Audited Year ended
	Dec. 2003	Dec. 2002*	June 2003*
Cash generated from/(utilised by) operations			
Operating profit	51 768	49 579	109 920
Non-cash items and adjustments			
Amortisation and depreciation	127 111	92 030	186 900
Provisions	(2 908)	(808)	(5 546)
Profit on sale of property, plant and equipment	–	–	(1 519)
	175 971	140 801	289 755
Net withdrawal from/(payments to) environmental trust fund	–	–	3 925
Investment income	938	6 582	12 987
Finance charges	(3 874)	(29 128)	(57 946)
	173 035	118 255	248 721
Cash provided by/(reinvested in) working capital			
Inventories	127	(10 740)	(18 351)
Trade and other payables	(15 327)	(34 457)	(30 390)
Trade and other receivables	(9 789)	1 043	12 578
Net cash generated from operating activities	148 046	74 101	212 558
Cash utilised in investment activities			
Property, plant and equipment acquired	(50 050)	(58 584)	(124 364)
Investments acquired	(2)	–	(483)
Property, plant and equipment sold	16 598	1 777	3 558
Proceeds on sale of ETC mine	–	–	251 817
	(33 454)	(56 807)	130 528
Cash provided by financing activities			
Net increase in shareholders' funding	16 902	7 910	13 551
Leased assets	–	(691)	(1 434)
Decrease in long-term loans	–	–	(376 189)
(Decrease)/increase in overdrafts and short-term borrowings	(131 333)	3 776	(76 224)
	(114 431)	10 995	(440 296)
Increase/(decrease) in cash balances	161	28 209	(96 210)
Cash and cash equivalents at beginning of period	761	108 810	108 810
Translation adjustment	–	(3 712)	(11 839)
Cash and cash equivalents at end of period	922	133 387	761

STATEMENT OF SHAREHOLDERS' EQUITY – Rand thousand

	Ordinary share capital and premium	Retained income/(Accumulated loss)	Unaudited Half-year ended Dec. 2003	Dec. 2002*	Audited Year ended June 2003*
Changes in shareholders' equity					
Balance at beginning of period	2 226 665	43 827	2 270 492	2 230 072	2 230 072
Share options exercised	16 932		16 932	7 936	13 584
Derivative instruments	(30)		(30)	–	–
Expenses written off against share premium	–		–	(26)	(33)
Transfer to equity reserves	–		–	(3 301)	
Net earnings/(loss) for the period	–	(133 854)	(133 854)	79 108	26 869
Balance at end of period	2 243 567	(90 027)	2 153 540	2 313 789	2 270 492

* Comparative figures for December 2002 include ETC. The year ended 30 June 2003 figures include ETC to 15 June 2003.

COMMENTARY

OVERVIEW

This report contains the financial and operational results for the quarter and half-year ended 31 December 2003.

A significant unrealised charge to the income statement for the half-year ended 31 December 2003 of R184 million is recorded for non-hedge derivatives due to the strengthening of the rand.

When Target was commissioned the planned production level for the mine was 350 000 ounces of gold per annum, or 87 500 ounces of gold a quarter. In the last two quarters Target has exceeded the planned production levels and produced 192 441 ounces of gold during the half-year ended 31 December 2003.

AVGOLD AND TARGET – Quarter ended 31 December 2003

The sustained strength of the rand against the US dollar during the quarter significantly affected Avgold's financial performance: revenue decreased 17 per cent to R202,7 million (30 September 2003: R244,2 million) as Avgold's hedge book is fixed in US dollars. Headline earnings before unrealised non-hedge derivatives decreased to R8,2 million (R40,6 million). The average rand/US dollar exchange rate during the quarter was R6,79 compared to the previous quarter's R7,48. The average gold price achieved was lower at R70 108/kg (R78 721/kg).

Gold sold decreased to 2 887kg (3 099/kg) as a result of the lower yield achieved during the quarter of 10,78g/t (11,38g/t), while cash costs increased to R46 084/kg (R41 018/kg) as a result of an inventory adjustment and lower production.

Capital expenditure was R34,2 million (R15,8 million).

PRODUCTION

Target continues to benefit from the redesign and rescheduling of the massive stopes. The mine is currently on track with the updated mining plan and commitment to the plan in the last two quarters has increased flexibility. Management remains committed to the critical path established to allow mining of the massive stopes and to destress the blocks to the north.

Plan showing narrow reef and massive mining along the critical path:



MOS 1&2
MOS 6&7
0
50m
100m
Narrow reef destressed area
Narrow reef mining since July 2003
Historical massive mining
Massive mining since July 2003
Narrow reef and massive mining since October 2003

AVGOLD – Half-year ended 31 December 2003

The comparative results for the half-year ended 31 December 2002 include ETC.

The sale of ETC combined with the lower average rand/US dollar exchange rate of R7,13 (31 December 2002: R10,12) resulted in a decrease in revenue to R446,9 million (R502,4 million).

Gold sold decreased marginally to 5 986kg (6 009kg), while yield increased significantly to 11,08g/t (8,13g/t) as a result of higher gold grades being achieved at Target. Cash costs decreased 25 per cent to R43 461/kg (R57 951/kg) as a result of Target's lower cost mining methods.

The increase in operating profit to R51,8 million (R49,6 million), despite the lower revenue, reflects the efficiencies of the mechanised mining methods employed at Target.

During the period certain ETC properties (retained following the sale of ETC) were all sold for a consideration of R16,6 million, realising a surplus of R4,7 million. A taxation provision of R3,7 million has been made against this transaction.

TARGET – Half-year ended 31 December 2003

Target milled 540 088 tonnes of ore during the half-year compared to 576 410 tonnes during the previous half-year. Gold sold increased 32 per cent to 5 986kg (31 December 2002: 4 524kg) following the significant improvement in yield to 11,08g/t (7,85g/t). Cash costs decreased 19 per cent to R43 461/kg (R53 634/kg).

Capital expenditure increased marginally to R47,9 million (R46,5 million).

NORTHERN FREE STATE

Following the announcement on 13 November 2003 regarding Anglovaal Mining Limited's ("Avmin's") proposed sale of its stake in Avgold to Harmony Gold Mining Company Limited ("Harmony"), a joint team has been set up to refine plans for the exploitation of the Northern Free State resources.

HEDGING

As at 31 December 2003, Avgold's hedge book represented 72 per cent of forecast gold production to June 2006 and had a mark-to-market value of a negative R394 million. This was calculated at a gold price of US$414,82/oz and an exchange rate of US$1,00:ZAR6,65. This mark-to-market valuation is inclusive of a negative R286 million pertaining to the rand/US$ forward exchange contracts utilised to convert the rand gold hedges into dollar gold hedges. The fair value adjustment on these FEC's has been included in the income statement. The hedges are unmargined and Avgold is maintaining its policy of not using derivative instruments for speculative purposes.

Earnings are significantly distorted as a result and do not present an accurate economic picture of the Company's results during the reporting period.

Subsequent changes to exchange rates will result in adjustments to the income statement thereby creating further variability in earnings.

TRANSLATION INTO US DOLLARS

To assist international investors, a translation of convenience into United States dollars is provided for in the income statements, balance sheets and cash flow statements. These translations are based on average rates of exchange for income statement and cash flow statement items and those ruling at period end for the balance sheet items.

The following rand/US dollar exchange rates were used to prepare the financial results:

	Quarter ended			Year ended
	Dec. 2003	Dec. 2002	Sept. 2003	June 2003
Average rate for the period	6,79	9,85	7,48	9,12
Spot rate at end of period	6,65	8,65	7,00	7,51

BORROWINGS

Net borrowings reduced significantly during the quarter to R3 million (R46 million) following continuing positive cash flows from Target.

PROSPECTS

We remain confident about achieving our production objective of 350 000 oz for the year to 30 June 2004 and are committed to maintain the critical path and optimise the orebody extraction. We are fully focused on achieving cost efficiencies and will minimise our cash costs. Earnings will, however, continue to be affected by future fluctuations in the Rand/US$ exchange rate.

DIVIDEND POLICY

The dividend policy will be reviewed pending the outcome of the Harmony offer referred to below.

ACCOUNTING POLICIES

The accounting policies used are in accordance with South African Statements of Generally Accepted Accounting Practice and are consistent with those applied in the previous financial year.

SCHEME OF ARRANGEMENT

On 13 November 2003 an announcement was made wherein it was stated that Harmony proposes to acquire Avmin's 42 per cent shareholding in Avgold. Should the transaction be successfully concluded, Harmony will hold in excess of 35 per cent of the issued share capital of Avgold and will be required to extend a mandatory offer to other shareholders. The mandatory offer will be effected through a Scheme of Arrangement in terms of section 311 of the Companies Act, 1973.

The Avgold Board has appointed an independent committee made up of Messrs Nick Segal (Chairman), Oliver Baring, David Brink and Bernard van Rooyen to consider the proposed Harmony offer and make a recommendation to the Avgold Board.

Profiles of independent committee members:

Nick Segal (Chairman) – Mr Segal is the former director and dean of the UCT Graduate School of Business. He is also a director of Kumba Resources Limited. Mr Segal was President of the Chamber of Mines from 1996 – 1997. He served as an executive director on the Anglovaal Limited ("Anglovaal") Board between 1997 and 1998, prior to the unbundling of Anglovaal's industrial interests.

Oliver Baring – Mr Baring is the Group Executive Chairman of First Africa. Previously, he was head of UBS Warburg's International Mining Group and, prior to that, head of that group's mining equity sales team. Mr Baring joined Rowe & Pitman in 1970 and was a partner at the firm at the time of their merger with SG Warburg. Prior to this he worked with the Anglo American Group.

David Brink – Mr Brink is the non-executive chairman of Unitrans Limited, the former non-executive chairman of Murray & Roberts Holdings Limited and non-executive deputy chairman of ABSA Group Limited. In addition he is a director of Sappi Limited, Sanlam Limited, and BHP Billiton plc, BHP Billiton Limited, and co-chairman of the Business Trust.

Bernard van Rooyen – Mr van Rooyen is the deputy chairman of Trans Hex Group Limited. He is also a director of Mvelaphanda Resources Limited, Northam Platinum Limited and Gold Fields Limited.

On behalf of the Board of Directors

Chairman
R P Menell

Managing Director
J C Steenkamp

Johannesburg
27 January 2004

A booklet incorporating a more detailed review of the results for the quarter ended 31 December 2003 will be posted to all shareholders.

Copies of this booklet can be obtained by contacting Bea de Munnik on (011) 634-0414 or by e-mail at beam@avgold.co.za. The full results are available at www.avgold.co.za or www.avmin.co.za.

DIRECTORATE

Executive: Jan Steenkamp (Managing), Michael Arnold, Arné Lewis, Gerhard Potgieter

Non-executive: Rick Menell (Chairman), Jurie Geldenhuys, André Wilkens

Alternate director: Graham Briggs

Company secretary: Essop Sather

REGISTERED OFFICE
56 Main Street
Johannesburg 2001
PO Box 62379
Marshalltown 2107
Tel: (011) 634-9111
Fax: (011) 634-0038
Website: www.avgold.co.za

TRANSFER SECRETARIES
Computershare Limited
70 Marshall Street
Johannesburg 2001
Tel: (011) 370-7810
Fax: (011) 370-5271
Website: www.computershare.com

AUDITORS
KPMG Inc
85 Empire Road
Parktown 2193
Tel: (011) 647-7111
Fax: (011) 484-0536
Website: www.kpmg.co.za

SPONSOR
Merrill Lynch South Africa (Proprietary) Limited
138 West Street
Sandown
Sandton 2196
Tel: (011) 305-5555
Fax: (011) 305-5600
Website: www.ml.com